File No.: 82-34696


SEC MAIL PROCESSING
RECEIVED
SEP 0 2 2003
WASH. D.C.
155
SECTION

Securities and Exchange Commission
Washington, D.C. 20549


03029829

Report of Foreign Private Issuer
Pursuant to Rule 12g3-2(b) of
The Securities Exchange Act of 1934

China Oilfield Services Limited
(Translation of registrant's name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong

---

dlw 9/8

August 21, 2003

File No.: 82-34696

The following interim results announcement was published in the Hong Kong press as well as carried on the website of The Stock Exchange of Hong Kong Limited ("SEHK") in accordance with the Listing Rules of the SEHK and the Listing Agreement between the SEHK and China Oilfield Services Limited.



COSL

CHINA OILFIELD SERVICES LIMITED

中海油田服務股份有限公司

(incorporated in the People's Republic of China as a joint stock limited liability company)

INTERIM RESULTS ANNOUNCEMENT FOR THE SIX MONTHS ENDED JUNE 30, 2003

Financial Highlights

- **Turnover increased 10.2% to RMB1,436 million**
- **Profit from operations improved 23.4% to RMB376.6 million**
- **Profit attributable to shareholders surged 50.5% to 326.8 million**

The Board of Directors (the "Board") of China Oilfield Services Limited ("we" or "COSL") is pleased to announce that the unaudited consolidated results of COSL and its subsidiaries (the "Group") for the six months ended June 30, 2003 together with those of the first half of 2002 are as follows:

FINANCIAL RESULTS

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Notes	Consolidated for six months ended June 30, 2003 *(unaudited)* *RMB'000*	Pro forma combined for six months ended June 30, 2002 *(note a)* *RMB'000* *(note b)*	Consolidated for the period from December 25, 2001 (date of establishment) to June 30, 2002 *(unaudited)* *RMB'000* *(note c)*
Turnover		1,435,998	1,303,393	512,790
Other revenues		2,360	1,079	315
Operating expenses				
Depreciation of property, plant and equipment		(294,809)	(242,625)	(96,145)
Employee compensation costs		(236,914)	(235,826)	(77,184)
Repair and maintenance costs		(39,771)	(52,673)	(38,729)
Consumption of supplies, materials, fuel, services and others		(353,867)	(393,838)	(179,404)
Operating lease expenses		(51,274)	(16,732)	(3,346)
Other operating expenses		(42,507)	(39,139)	(9,830)
Other selling, general and administrative expenses		(42,573)	(18,416)	(10,387)
Total operating expenses		(1,061,715)	(999,249)	(415,025)
Profit from operations		376,643	305,223	98,080
Finance costs				
Exchange losses, net		(1,139)	(210)	(106)
Interest expenses		(1)	(5,115)	(3,371)
Interest income		6,412	5,409	2,040
		5,272	84	(1,437)
Share of profits of jointly-controlled entities		29,061	21,066	11,990
Profit before tax		410,976	326,373	108,633
Tax	4	(84,136)	(109,225)	(36,406)
Net profit from ordinary activities attributable to shareholders		326,840	217,148	72,227
Proposed special interim dividend/profit distributions	5	49,142	344,921	—
Earnings per share - Basic	6	8.18 cents	N/A	6.72 cents
- Pro forma basic	6	N/A	8.35 cents	N/A

Notes:

a. The pro forma combined results of the Group for the six months ended June 30, 2002 were extracted from the Accountant's Report as set out in COSL's prospectus dated November 11, 2002.

b. See basis of presentation in note 1 below.

c. COSL did not acquire the Relevant Businesses and the Relevant Companies as set out in note 1 below until April 30, 2002. As such, there were no results of operations prior to April 30, 2002.

NOTES TO INTERIM FINANCIAL STATEMENTS

1. GROUP REORGANISATION AND BASIS OF PRESENTATION OF FINANCIAL STATEMENTS

China Oilfield Services Limited was established on December 25, 2001 by China National Offshore Oil Corporation ("CNOOC"), a state-owned enterprise in the People's Republic of China (the "PRC"), in Tianjin, the PRC, as a limited liability company under the Company Laws of the PRC. As part of the reorganisation (the "Reorganisation") of CNOOC in preparation for the listing of COSL's shares on The Stock Exchange of Hong Kong Limited (the "HKSE") and pursuant to an approval document obtained from the relevant government authority dated September 26, 2002, COSL was restructured into a joint stock limited liability company. Pursuant to the Reorganisation, which was effective on April 30, 2002, COSL acquired from wholly-owned subsidiaries of CNOOC:

(1) the assets, liabilities and undertakings which principally relate to the business of the provision of oilfield services including drilling services, well services, marine support and transportation services and geophysical services offshore China (the "Relevant Businesses"), with the exclusion of certain cash and cash equivalents of RMB688 million and a payable to CNOOC of RMB688 million; and

(2) the interests in certain joint ventures which principally carry on the business of the provision of oilfield services including well services and geophysical services offshore China (the "Relevant Companies").

In consideration of the above acquisitions, COSL in total issued 2,600 million State legal person shares of par value of RMB1.00 each to CNOOC, and COSL's registered and paid-up capital became RMB2,600 million accordingly.

The prior period comparative figures included in the Group's financial statements are presented using the following bases:

i) The Reorganisation involved companies under common control. The Relevant Businesses and the Relevant Companies are regarded as a continuing group. Accordingly, for information purposes, the pro forma combined profit and loss account for the six months ended June 30, 2002 has been prepared as if the current group structure was in existence throughout the period from January 1, 2002 to June 30, 2002.

ii) COSL did not acquire the Relevant Businesses and the Relevant Companies until April 30, 2002. As such, there were no results of operations prior to April 30, 2002. The consolidated profit and loss account for the period from December 25, 2001 (date of establishment of COSL) to December 31, 2002 include the activities of the Group for the period from May 1, 2002 to June 30, 2002.

2. PRINCIPAL ACCOUNTING POLICIES

COSL's interim financial statements are prepared under the historical cost convention, and in accordance with Statement of Standard Accounting Practice ("SSAP") No.25 "Interim Financial Reporting".

The principal accounting policies and basis of presentation used in the preparation of the interim financial statements are the same as those used in the annual audited financial statements for the year ended December 31, 2002, except for the changes in certain accounting policies following the adoption of the revised SSAP12 (revised) — Income Taxes issued by the Hong Kong Society of Accountants and the adoption of the accounting policy on short term investments as detailed below.

SSAP12 (Revised) prescribes the basis for accounting for current and deferred income taxes. The principal impact of the revision of this SSAP in the consolidated financial statements is that it requires full provision for deferred taxes under the liability method on all temporary differences. The impact of adopting the revised SSAP12 is not significant and, accordingly, no prior period adjustment has been made in the financial statements of the Group.

Short term investments

Short term investments held for investment purpose are stated at their fair value on the basis of their quoted market prices at the balance sheet date on an individual investment basis. The gains or losses arising from changes in the fair value of debt securities are credited or charged to the profit and loss account in the period in which they arise.

3. SEGMENT INFORMATION

The Group is engaged in a broad range of petroleum related activities through its four major business segments: drilling services, well services, marine support and transportation services, and geophysical services.

The Group's operating businesses are structured and managed separately, according to the nature of their operations and the services they provide. Each of the Group's business segments represents a strategic business unit that provides services which are subject to risks and returns that are different from those of other business segments. Summary details of the business segments are as follows:

(a) the drilling services segment is engaged in the provision of oilfield drilling services and well workovers;

(b) the well services segment is engaged in the provision of logging and downhole services, such as drilling fluids, directional drilling, cementing and well completion;

(c) the marine support and transportation segment is engaged in the transportation of materials, supplies and personnel to offshore facilities, moving and positioning drilling structures and the transportation of crude oil and refined products; and

(d) the geophysical segment is engaged in the provision of offshore seismic data collection, marine surveying and data processing services.

No further analysis of geographical segment information is presented as almost all of the Group's assets, operations and customers are located in the PRC, which is considered as one geographic location in an economic environment with similar risks and returns.

An analysis of the Group's turnover and operating results by principal activity for the six months ended June 30, 2003 is as follows:

	Drilling Consolidated	Well services Consolidated	Marine support and transportation Consolidated	Geophysical Consolidated	Total Consolidated
	(unaudited)	*(unaudited)*	*(unaudited)*	*(unaudited)*	*(unaudited)*
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
TURNOVER					
Sales (including intersegment)	649,082	280,013	303,441	232,678	1,465,214
Less: Intersegment sales	17,029	11,635	552	—	29,216
Total sales to external customers	632,053	268,378	302,889	232,678	1,435,998
PROFIT FROM OPERATIONS					
Segment results	248,196	24,819	56,977	46,651	376,643

An analysis of the Group's pro forma combined turnover and operating results by principal activity for the six months ended June 30, 2002 is as follows:

	Drilling pro forma combined	Well services pro forma combined	Marine support and transportation pro forma combined	Geophysical pro forma combined	Total pro forma combined
	(note a)	*(note a)*	*(note a)*	*(note a)*	*(note a)*
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
	(note 1)	*(note 1)*	*(note 1)*	*(note 1)*	*(note 1)*
TURNOVER					
Sales (including intersegment)	509,219	352,831	304,352	144,730	1,311,132
Less: Intersegment sales	—	—	7,739	—	7,739
Total sales to external customers	509,219	352,831	296,613	144,730	1,303,393
PROFIT FROM OPERATIONS					
Segment results	149,583	96,262	69,391	(10,013)	305,223

Note a: The pro forma combined results of the Group for the six months ended June 30, 2002 were extracted from the Accountant's Report as set out in COSL's prospectus dated November 11, 2002.

An analysis of the Group's turnover and operating results by principal activity for the period from December 25, 2001 (date of establishment) to June 30, 2002 is as follows:

	Drilling consolidated (unaudited) RMB'000 (note 1)	Well services consolidated (unaudited) RMB'000 (note 1)	Marine support and transportation consolidated (unaudited) RMB'000 (note 1)	Geophysical consolidated (unaudited) RMB'000 (note 1)	Total consolidated (unaudited) RMB'000 (note 1)
TURNOVER					
Sales (including intersegment)	188,020	147,214	103,314	74,242	512,790
Less: Intersegment sales	—	—	—	—	—
Total sales to external customers	188,020	147,214	103,314	74,242	512,790
PROFIT FROM OPERATIONS					
Segment results	47,867	34,986	2,657	12,570	98,080

4. TAX

The Group is subject to income tax on an entity basis on profit arising in or derived from the tax jurisdictions in which members of the Group are domiciled and operate. The Group is not liable for income tax in Hong Kong as it does not have assessable income currently sourced from Hong Kong.

Prior to the Reorganisation on April 30, 2002, the filing of tax returns of COSL was handled by CNOOC on a group basis. The share of COSL's income tax liability was determined based on the applicable tax rate on COSL's profits determined in accordance with PRC accounting principles applicable to state-owned enterprises. Such tax was payable to CNOOC which in turn would settle the tax liability with the relevant tax bureau. Following the Reorganisation, COSL became subject to enterprise income tax at the rate of 33% and COSL now settles its tax liability by itself with the respective tax authorities.

During the period, COSL's application as an advanced technology enterprise for tax purposes was approved and COSL's enterprise income tax rate for the period from October 1,to December 31, 2002 (being the period after the restructuring of COSL into a joint stock limited liability company on September 26, 2002) was reduced from 33% to 15%. As a result, a tax refund of RMB45.5 million relating to the period from October 1,to December 31, 2002 has been recorded by COSL. The eligibility for such tax rate reduction in the future is conditional upon the fulfillment of certain conditions on an annual basis as stipulated in the relevant tax rules, which include a minimum proportion of sales of advanced technology services to total sales and a minimum proportion of research and development expenses to each of total expenses and total revenues under PRC accounting principles.

As a reduction in the enterprise income tax rate from 33% to 15% for the period under review cannot be ascertained at the date of this report, management considers it appropriate to use 33% to accrue COSL's income tax liability for the six months ended June 30, 2003.

COSL's newly incorporated subsidiary in Malaysia, COSL (Labuan) Company Limited, is subject to income tax and branch profit tax at an aggregate rate of 6.6% for its gross services income generated from drilling activities in Indonesia.

The determination of current and deferred income tax was based on enacted tax rates.

An analysis of the Group's provision for tax is as follows:

	Consolidated for six months ended June 30, 2003 *(unaudited)* *RMB'000*	Pro forma combined for six months ended June 30, 2002 *(note a)* *RMB'000* (note 1)	Consolidated for the period from December 25, 2001 (date of establishment) to June 30, 2002 *(unaudited)* *RMB'000* (note 1)
Hong Kong profits tax:	—	—	—
Overseas income taxes:			
Current income taxes	120	96	51
Deferred income taxes	—	—	—
PRC corporate income tax:			
Current income taxes	128,422	147,178	35,424
Tax refund	(45,532)	—	—
Deferred income taxes	(4,199)	(41,000)	(1,000)
Share of tax attributable to:			
Jointly-controlled entities	5,325	2,951	1,931
	84,136	109,225	36,406

Note a: The pro forma combined results of the Group for the six months ended June 30, 2002 were extracted from the Accountant's Report as set out in COSL's prospectus dated November 11, 2002.

5. DIVIDENDS

In accordance with COSL's articles of association, net profit after tax for the purpose of profit distribution will be deemed to be the lesser of (i) the net profit determined in accordance with the PRC accounting principles and financial regulations and (ii) the net profit determined in accordance with Hong Kong accounting standards.

In connection with our reorganization and in preparation for our IPO on November 20, 2002, we declared a special distribution of RMB344.9 million for the four months ended April 30, 2002.

The Board has proposed to pay a special interim dividend of RMB1.23 cents per share for the six months ended June 30, 2003. The proposed special interim dividend for the period is subject to the approval of COSL's shareholders at the upcoming shareholders' extraordinary general meeting.

6. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit from ordinary activities attributable to shareholders for the six months ended June 30, 2003 of approximately RMB326,840,000 (2002: RMB72,227,000) and the weighted average of approximately 3,995,320,000 (2002: 1,075,138,122) shares in issue during the period.

The weighted average number of shares used to calculate the basic earnings per share for the period from December 25, 2001 (date of establishment) to June 30, 2002 includes 300,000,000 shares (COSL had registered capital of RMB300,000,000 upon its establishment on December 25, 2001 and pursuant to the Reorganisation, the entire registered capital was converted to share capital) deemed to have been in issue from the date of COSL's establishment to the Reorganisation date on April 30, 2002 and the issued share capital of 2,600,000,000 shares issued immediately after the Reorganisation.

The calculation of pro forma basic earnings per share is based on the pro forma net profit from ordinary activities attributable to shareholders for the six months ended June 30, 2002 of approximately RMB217,148,000 and the weighted average of approximately 2,600,000,000 shares deemed to have been in issue during the period.

Diluted earnings per share for the six months ended June 30, 2003 and 2002 have not been calculated because no diluting events occurred during these periods.

BUSINESS REVIEW

Drilling Services

Our drilling services continued to experience strong market demand during the first six months of 2003. The number of exploration wells we drilled grew by 21.2% to 40 wells in the first half of 2003 compared to 33 wells in the first half of 2002. Development wells drilled also increased by 72.7%, from 33 wells in the first half of 2002 to 57 wells in the first half of 2003.

High exploration and development activities offshore China led to strong demand for our drilling rigs. In the first half of 2003, our drilling rigs operated for a total of 1,757 days, an increase of 35 days compared to the corresponding period last year. Our average utilization rate rose to 93.8%, compared to 90.7% in the first half of 2002. The average day rate for our jack-up rigs averaged US$31,569/day, while the day rate for our semi-submersibles averaged US$55,136/day, compared to US$26,245/day and US$47,380/day, respectively, in the first half of 2002. The rise in utilization rates and day rates, together with the increase in well workover activities, resulted in strong growth in our drilling services.

During the period under review, our drilling rigs mainly operated in the Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. Bohai IV and Bohai IX were assigned to provide drilling services for operations in Indonesia and West Africa, respectively.

We continued to promote our Integrated Project Management (IPM) program to our customers in the first half of 2003 and successfully completed four projects under the program, compared to two in the first half of 2002.

We have commenced our program to build a new jack-up rig that can drill in water depths up to 400 feet as announced in April 2003. We have begun to solicit bids for technical designs.

Well Services

Well services business activity fell in the first half of 2003 as we experienced lower demand for wire-line logging and fluids in relation to exploration well activities. Prices charged for some of our wire-line logging services were also lowered in response to market competition. In addition, there was no requirement to perform certain well completion services directly related to development activities, including sand control and electric submersible pump activities. In the first half of 2002 we performed 20 sand control and 21 electronic submersible pump assignments.

In the first half of 2003, we worked hard on improving our technical capabilities in well services. These improvements include a liquid additives system (LAS) for our cementing services and a magnetic resonance imaging log (MRIL) for our wire-line logging services. For our fluids operation, we built a facility for the disposal of oil-based mud in Tanggu. The LWD equipment we purchased last year is expected to be delivered in October and will be used in our directional drilling operations.

Marine Support and Transportation Services

As at June 30, 2003, we owned and operated a diverse fleet of 57 marine support vessels and five oil tankers.

Three newbuild marine support vessels were built in January, April and June, respectively, in 2003. Although we experienced increased demand for our marine support vessels in the first half of this year, we were able to satisfy the needs of our customers. Due to the expansion of our fleet and a decrease in vessel repair days, total operating days increased from 8,871 days in the first half of 2002 to 9,257 days in the first half of 2003, as the total number of days available increased from 9,478 days in the first half of 2002 to 9,647 in the first half of 2003. The utilization rate for our marine support vessels averaged 96.0%, which was slightly higher than the average utilization rate of 93.6% in the first half of 2002.

In May 2003, we disposed of Binhai 601, which was built in 1979, because the tanker's structure and engine showed signs of aging and it was not able to keep up with current transportation needs.

We continued to search for suitable international opportunities during the first half of the year. Binhai 283 and Binhai 291 were both deployed to provide services offshore Korea.

Geophysical Services

Competition remained keen in both 2D and 3D seismic data collection in the first six months of 2003. We collected 1,261 km^2 of 3D data and 22,481 km of 2D data, compared to 667 km^2 and 19,000 km of 3D and 2D data, respectively, in the first half of 2002. These increases were primarily due to an increase in 3D activities in the domestic market, mainly in the Bohai Bay and a substantial increase in international 2D data collection activities, conducted mainly in the Gulf of Mexico area, compared to the corresponding period last year. 2D data processing activities increased by 21.7% to reach 8,519 km.

FINANCIAL REVIEW

Turnover

Turnover for the first half of 2003 was RMB1,436.0 million, an increase of RMB132.6 million, or 10.2%, compared with the same period last year. The increase in turnover was attributable to a substantial increase in turnover from geophysical services and drilling services, as well as a moderate increase in turnover from marine support and transportation services.

In the first six months of 2003, turnover from drilling services grew by RMB122.9 million, or 24.1%, to RMB632.1 million, compared to the same period in 2002. This increase was mainly due to an increase in drilling services provided in the first half of 2003, an increase in the day rates we charged for our drilling rigs and an increase in well workover services provided on drilling platforms owned by our customers.

In the first six months of 2003, turnover from well services amounted to RMB268.4 million, a fall of RMB84.4 million, or 23.9%, from turnover of RMB352.8 million for the corresponding period of 2002. We experienced lower demand for wire-line logging and fluids in relation to exploration well activities. Prices charged for some of our wire-line logging services were also lower due to market competition. In addition, we did not perform certain well completion activities directly related to development activities, including sand control and electric submersible pump activities. In the first half of 2002, we performed 20 sand control and 21 electric submersible pump activities.

Turnover from marine support and transportation services was RMB302.9 million in the first six months of 2003, an increase of RMB6.3 million, or 2.1%, over turnover of RMB296.6 million in the first six months of 2002. This increase primarily resulted from our two new-build vessels put into service during the first half of 2003 and a 4.4% increase in total operating days. Utilization of vessels with higher horse power fell, while utilization of vessels with lower horse power went up. This increase also resulted from an average increase of 9.5% in the day rates that we charge for our vessels.

Geophysical services turnover increased by RMB88.0 million, or 60.8%, to RMB232.7 million in the first half of 2003, compared to turnover of RMB144.7 million in the first half of 2002. The rise was mainly due to an increase in domestic 3D data collection activities and international 2D data collection activities compared with the same period last year. The increase in turnover was also due to the increase in the collection rates that we charged and the sale of collected seismic data, as well as a 21.7% growth in our 2D seismic data processing activities over the same period last year. Revenue from our survey services remained similar to that of the same period last year.

Operating expenses

For the six months ended June 30, 2003, total operating expenses were RMB1,061.7 million, representing an increase of RMB62.5 million, or 6.2%, compared to the first six months of 2002. This increase was mainly due to an increase in depreciation costs, operating lease expenses, other selling, general and administrative expenses and other operating expenses. Depreciation costs rose by RMB52.2 million, mainly due to the revaluation of our assets on April 30, 2002, the addition of three vessels and the acquisition of equipment for our drilling and well services. Operating lease expenses increased by RMB34.5 million mainly because we leased additional equipment in connection with our entry through cooperative projects into the high-end LWD market and because we had to pay higher rates for safety and positioning vessels, which were in demand because of the rise in seismic activities. Increased auditing, consultation and fees payable to foreign companies since our listing together with a higher provision for doubtful accounts led to a rise in our other selling, general and administrative expenses by RMB24.2 million. Our expanded overseas operations led to an increase in other operating expenses by RMB3.4 million compared to the same period last

year, primarily due to increased expenses for overseas training programs in support of our overseas expansion. Offsetting these increases, our repair and maintenance costs fell by RMB12.9 million, primarily because the high demand for our drilling rigs led us to defer some of our scheduled repairs and maintenance. Costs related to the consumptions of supplies, materials, fuel, services and others decreased by RMB40.0 million, primarily because of lowered consumption of supplies related to lower well services activities and lower material consumption as a result of the deferral of our marine support vessel maintenance.

In the first six months of 2003, drilling services operating expenses increased by RMB24.3 million, or 6.7%, to RMB383.9 million, from RMB359.6 million during the same period last year. The addition of personnel for drilling services driven by higher drilling activities resulted in an increase of RMB13.7 million, or 18.6%, in employee compensation costs, to RMB87.3 million in the first half of 2003. Costs related to the consumption of supplies, materials, fuel, services and others and operating lease expenses increased by RMB0.5 million and RMB3.9 million, respectively, primarily due to an increase in business activity. Offsetting these increases, repair and maintenance costs decreased by RMB19.5 million compared to the same period last year, primarily because high demand for our drilling rigs led us to defer some of our scheduled repairs and maintenance.

Well services operating expenses for the first half of 2003 decreased by RMB12.4 million, or 4.8%, to RMB244.9 million, from RMB257.3 million in the first half of 2002. This decrease was mainly due to an overall decrease in business activities which led to a decrease of RMB46.4 million in costs related to the consumption of supplies, materials, fuel, services and others. Employee compensation costs, other selling, general and administrative expenses and other operating expenses decreased by RMB7.0 million in aggregate compared to the same period last year. Depreciation costs increased by RMB26.3 million to RMB54.2 million, mainly due to the revaluation of our assets on April 30, 2002 and the purchase of new equipment. Our entry into the high-end LWD market through cooperative projects led to an increase in operating lease expenses of RMB13.7 million.

Operating expenses for marine support and transportation services in the first six months of 2003 amounted to RMB246.2 million, representing and increase of RMB18.6 million, or 8.2%, compared to RMB227.6 million during the same period of last year. This increase was mainly due to an increase in depreciation costs of RMB36.8 million to RMB99.8 million as a result of the revaluation of our assets on April 30, 2002 and the addition of three new vessels. Repair and maintenance costs fell by RMB2.3 million because we have scheduled most of our maintenance for the second half of the year. Costs related to the consumption of supplies, materials, fuel, services and others declined by RMB12.2 million over the same period last year, mainly because docking rates decreased and because we spent less on leasing vessels from other companies. Employee compensation costs also declined by RMB4.9 million compared to the same period last year.

Geophysical services operating expenses rose by RMB32.0 million, or 20.6%, from RMB154.7 million in the first half of 2002 to RMB186.7 million in the first half of 2003. This increase was mainly due to a substantial increase in seismic data collection activity compared to the same period last year, which resulted in an increase of RMB18.1 million in costs related to the consumptions of supplies materials, fuel, services and others. Reflecting

a significant increase in business activity and an increase in costs related to the leasing of convoy and navigation vessels, operating lease expenses increased by RMB16.2 million. Bihai 501, Bihai 517 and Binhai 518 were scheduled for maintenance during the first half of this year, causing an increase of RMB7.9 million in repair and maintenance costs. Offsetting these increases was a decrease of RMB13.3 million in depreciation costs, primarily because certain assets were fully depreciated in early 2002.

Profit from operations

For the first six months of 2003, our profit from operations grew by RMB71.4 million, or 23.3%, to RMB376.6 million from RMB305.2 million in the first half of 2002. This increase resulted from a RMB56.7 million increase in operating profit from our geophysical business, which experienced a loss of RMB10.0 million in the first half of 2002. Operating profit from drilling services for the first half of 2003 amounted to RMB248.2 million, representing an increase of RMB98.6 million, or 65.9%, compared to the first half of 2002. Offsetting these increases, operating profit from well services declined by RMB71.5 million, or 74.2%, to RMB24.8 million, while operating profit from marine support and transportation services fell by RMB12.4 million, or 17.8%, to RMB57.0 million.

Share of profit of jointly-controlled entities

Our share of profit from jointly-controlled entities increased by RMB8.0 million, or 37.9%, from RMB21.1 million in the first half of 2002 to RMB29.1 million in the first half of 2003, primarily due to an increase of RMB7.5 million in profits received from our well services joint ventures.

Cash and cash equivalents

Our cash and cash equivalents were RMB2,473.1 million at June 30, 2003, representing a decrease of RMB159.1 million from a cash and cash equivalents balance of RMB2,632.2 million at December 31, 2002. During the first half of 2003, we invested RMB396.9 million in capital expenditures, purchased RMB150.0 million in government debt securities with an obligation to resell and distributed RMB52.3 million as a final dividend payment for 2002. These developments were largely offset by an increase of RMB452.2 million in cash inflow from operating activities. In the first half of the year, we committed a total of RMB998.0 million to capital expenditures.

OUTLOOK

Our operating results in the first half of 2003 have laid a solid foundation for us to continue developing in the second half of the year. We believe the pace of exploration and production development activities in the offshore China market and the utilization rates for our drilling rigs and marine support vessels will remain at relatively high levels. In an effort to deal with the pressure on our well services segment, we plan to adopt various strategies to raise our technical capabilities and to increase our overall competitiveness. We believe our geophysical services will experience steady growth. In summary, in order to ensure a win-win situation for our shareholders, customers and employees, we are committed to our development strategies and will continue to diligently execute our business model.

SUPPLEMENTARY INFORMATION

Corporate Governance

The interim results have been reviewed by our Board's audit committee which consists of our two independent non-executive Directors. The Committee has reviewed the accounting principles and practices adopted by us, and has also discussed auditing, internal control and financial reporting matters.

Code of Best Practice

In the opinion of our Board, we complied with the Code of Best Practice as set out in Appendix 14 of the HKSE's Listing Rules throughout the accounting period covered by our interim report.

Closure of Register of Members

Our Register of Members will be closed from September 22, 2003 (Monday) to October 22, 2003 (Wednesday) (both dates inclusive). In order to qualify for the proposed special interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with our share registrar, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Center, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:00 p.m. on September 19, 2003 (Friday).

Purchase, Disposal and Redemption of Our Listed Securities

Neither we nor our subsidiaries purchased, disposed of or redeemed any of our listed securities during the first six months of 2003.

Disclosure of Information on the HKSE's Website

All information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will be published on the HKSE's website (http//www.hkex.com.hk) and our website (http://www.cosl.com.cn) in due course.

By Order of the Board
Fu Chengyu
Chairman

Hong Kong, August 21, 2003

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notice is hereby given that an Extraordinary General Meeting ("EGM") of China Oilfield Services Limited ("COSL") will be held on October 22, 2003 (Wednesday) at 10:00 a.m. at the Multi-function Conference Room, 3/F., CNOOC Plaza, No. 6, Dongzhimenwai Xiaojie, Beijing for the following purposes:

Ordinary resolutions:

1. To declare a special interim dividend for the six months ended June 30, 2003; and

2. To elect a director.

By Order of the Board
Chen Weidong
Company Secretary

August 21, 2003

Registered address of the Company:
3-1516 Hebei Road
Haiyang New and Hi-Tech Development Zone
Tanggu, Tianjin 300451
China

Notes:

(a) Holders of COSL's overseas listed foreign invested shares (in the form of H Shares) whose names appear on COSL's Register of Members maintained by Computershare Hong Kong Investor Services Limited on October 22, 2003 (Wednesday) are entitled to attend and vote at the EGM.

(b) Shareholders who intend to attend the EGM must complete and return the written replies for attending the EGM to COSL's office in Hong Kong by facsimile or post no later than October 2, 2003 (Thursday):

Address:	65/F., Bank of China Tower
	1 Garden Road, Hong Kong
Tel:	(852) 2213 2500
Fax:	(852) 2525 9322

(c) Each holder of H Shares who has the right to attend and vote at the EGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the EGM. Where a shareholder has appointed more than one proxy to attend the EGM, such proxies may only vote on a poll or a ballot. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorized in writing. If the appointer is a legal person, the power of attorney must be either under the common seal of the legal person or under the hand of its director or other person, duly authorized. If the instrument appointing a proxy is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified. For holders of H Shares, the power of attorney or other documents of authorization and proxy forms must be delivered to COSL's office at 65/F. Bank of China Tower, 1 Garden Road, Hong Kong, no less than 24 hours before the time appointed for the holding of the EGM in order for such documents to be valid.

(d) COSL's Register of Members will be closed from September 22, 2003 (Monday) to October 22, 2003 (Wednesday) (both days inclusive), during which time no transfer of H Shares will be registered.

Transferees of H Shares who wish to attend the EGM and qualify for entitlement to the special interim dividend referred to above must deliver their duly stamped instruments of transfer, accompanied by the relevant share certificates, to Computershare Hong Kong Investor Services Limited by no later than 4:00 p.m. on September 19, 2003 (Friday) for completion of the registration of the relevant transfer in accordance with COSL's Articles of Association.

Computershare Hong Kong Investor Services Limited's address is as follows:
Rooms 1712-1716
17th Floor, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

(e) Shareholders or their proxies must present proofs of their identities upon attending the EGM. Should a proxy be appointed, the proxy must also present copies of his/her Proxy Form, copies of appointing instrument and power of attorney, if applicable.

(f) The EGM is expected to last not more than one day. Shareholders or proxies attending the EGM are responsible for their own transportation and accommodation expenses.

Please also refer to the published version of this announcement in South China Morning Post.